MH Elite Portfolio of Funds, Inc.
                            220 Russell Avenue
                             Rahway, NJ 07065
                              1-800-318-7969

                            February 21, 2006



Subject: Response to SEC comments to the Registration Statement submitted by MH Elite Portfolio of Funds Incorporated on January 10, 2006.



As requested by Vincent Di Stefano on February 10, 2006 in a phone conversation with Harvey Merson, the form 485APOS filed by MH Elite Portfolio of Funds Inc. on January 10, 2006 will be changed/updated as follows:

1. The Investment Company Act of 1940 imposes certain conditions on funds which invest in other funds. The Funds and their affiliated persons may not purchase or otherwise acquire more than 3% of the total outstanding stock of another fund. Because of this restriction, the Funds may have to forgo certain investment opportunities. This disclosure will be moved from the SAI to the prospectus under Principal Investment Risks.

2. The Registration Statement will be updated to reflect the correct spelling of Principle to Principal

3. The Registration Statement will be updated to add footnote to expense/fee table as follows:

     The management fees and expenses of the underlying funds in which the Funds invest are not reflected in the above table. Generally, the operating expenses of the underlying funds range from 0.50% to 2.50% of average net assets.

4. Under Investment Restrictions in SAI, items numbered 1 thru 6 will be included under the Funds' fundamental investment policies. Items 1-6 relate to issuing senior securities, purchasing or selling commodities, underwriting securities issued by others, investing in real estate, shorting securities, and making loans.

5. Paragraph 2 of Principal Investment Strategies found in the prospectus will be rewritten as follows: MH Elite Small Cap Fund of Funds will emphasize funds that invest in companies whose median market capitalization is less than two billion, at the time of initial purchase, commonly referred to as small and/or micro cap funds. The Fund will invest at least 80% of its assets in underlying funds that have a policy of investing at least 80% of their assets in small cap stocks.

6. We have confirmed the Funds' auditors, Sanville and Co. are registered with PCAOB.



Jeff Holcombe
Vice President